Filed Pursuant To Rule 433
Registration No. 333-167132
November 29, 2010
CNBC’s Squawk on the Street: Interview with Jason Toussaint of WGC November 4, 2010
MR. BOB PISANI: —ahead of his presentation at the IndexUniverse.com Commodities Conference, we’re talking now with Jason Toussaint. He’s the managing director at the World Gold Council. Jason, welcome. I know you think gold prices are going to go higher. He’s with the World Gold Council. But give us factors. What factors would actually drive gold higher now even with gold at a new high?
MR. JASON TOUSSAINT: Right, of course. I think what we’re seeing today is a reaction to the Fed announcement overnight, pumping $600 billion of liquidity directly driving the dollar down. We know that gold has an inverse relationship to the dollar, so there’s no surprise that it’s going up today.
MR. PISANI: Our currency’s working.
MR. TOUSSAINT: Exactly. And what will continue that going forward is uncertainty about future inflation. We know this liquidity has to come out at some point in the future and people understanding that gold is now a strategic asset class for the future.
MR. PISANI: I want to get to that in a minute. I want to bring up the GLD. $56 billion in assets, the second largest ETF, huge success. Where do we go here for the GLD? It’s astonishing. This is the largest private reserve of gold in the world. More gold than Switzerland, more gold than China in this right now. How are people using this as an asset?
MR, TOUSSAINT: Right. I think that is a very important point. We have changed. People have known gold has been a very good inflation hedge and of course a good dollar hedge. What I mentioned before, people are looking at gold as a strategic portfolio asset and looking at how does gold interact and hedge portfolio level risk. We saw in 2008, a huge sell-off across most asset classes. Gold held its value. It can go on like that for the future.
MR. PISANI: And I want to mention something about the GLD because I get emails about this. There is real gold. It is fully backed by gold bullion, is that correct?
MR. TOUSSAINT: By physical gold, held at HSBC in London.
MR. PISANI: And it is not lent out in any way? How is that held?
MR. TOUSSAINT: It’s held in what we call allocated form, which is named and serialized bars. Allocated gold by definition is not lendable. The trust is not leveraged in any way. There is no income from lending gold bullion.
MR. PISANI: We get emails on that. Jason Toussaint, thanks very much, and he’ll be here all day speaking at the IndexUniverse.com conference. More on ETF model portfolios, go to tradertalk.com. Mark, Erin, back to you.
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